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                            September 28, 2021

       Brian McDade
       Chief Financial Officer
       SIMON PROPERTY GROUP INC /DE/
       SIMON PROPERTY GROUP, L.P.
       225 West Washington Street
       Indianapolis, Indiana 46204

                                                        Re: SIMON PROPERTY
GROUP INC /DE/
                                                            SIMON PROPERTY
GROUP, L.P.
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on February
25, 2021
                                                            File Nos. 001-14469
and 001-36110

       Dear Mr. McDade:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 75

   1. We note the reconciliation of Combined NOI on page 77. Please tell us how you determined it was
appropriate to present a measure that includes 100% of NOI related to your unconsolidated
joint ventures. We refer you to Question 100.04 of the Division's
                                                        Compliance and
Disclosure Interpretations for Non-GAAP Financial Measures. This
                                                        comment is also
applicable to page 18 of the quarterly financial supplement filed February
                                                        8, 2021 on Form 8-K.
       6. Investments in Unconsolidated Entities and International Investments Unconsolidated Entity Transactions, page 113
 Brian McDade
SIMON PROPERTY GROUP INC /DE/
September 28, 2021
Page 2

2.       We note that on December 29, 2020 you completed the acquisition of an
80%
         noncontrolling ownership interest in TRG and that you are accounting for such acquisition using the equity method of accounting. In order to better understand the Company's accounting for this transaction please further tell us the following:

                How the Company considered the variable interest guidance in ASC 810-10-15-14 and whether the acquisition resulted in an acquired VIE; and
                If the acquisition did not result in the acquisition of a VIE, how the Company considered the guidance under ASC 810-10-15-8, ASC 810-10-15-8A and ASC 810-
              10-15-10a such that it resulted in the Company owning 80% of the TRG group but not consolidating the TRG group

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or in his absence, Shannon Menjivar at 202-551-3856 if you have questions.



FirstName LastNameBrian McDade             Sincerely,
Comapany NameSIMON PROPERTY GROUP INC /DE/
                                           Division of Corporation Finance
September 28, 2021 Page 2                  Office of Real Estate & Construction
FirstName LastName